

Mail Stop 3233

May 15, 2018

<u>Via E-mail</u>
Ms. Lisa Palmer
Chief Financial Officer
Regency Centers Corporation
Regency Centers, L.P.
One Independent Drive, Suite 114
Jacksonville, Florida 32202

      Re: **Regency Centers Corporation**
              Form 10-K for the fiscal year ended December 31, 2017
              Filed on February 27, 2018
              File No. 001-12298

              Regency Centers, L.P.
              Form 10-K for the fiscal year ended December 31, 2017
              Filed on February 27, 2018
              File No. 000-24763

Dear Ms. Palmer:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                         Sincerely,

                         /s/ Jennifer Monick

                         Jennifer Monick
                         Assistant Chief Accountant
                         Office of Real Estate and
                         Commodities